Exhibit 1

Excerpt from Amendment No. 1 to the Preliminary Proxy Statement for the 2002 Annual Meeting of Stockholders of

CellStar Corporation, filed with the Securities and Exchange Commission on April 21, 2003.

There are currently outstanding under the 1993 Plan options covering approximately 1,860,000 shares, approximately 700,000 of which have exercise prices that are significantly higher than the current market price of the Common Stock. In an effort to provide the intended motivation and retention for employees, the Company intends to implement, during the summer of 2003, a stock option exchange program under the terms of which eligible holders of outstanding options with an exercise price of $24.00 or more per share will be allowed to exchange such options for new options with an exercise price equal to the market value of the Common Stock as of a date at least six months and one day after acceptance of the outstanding options into the exchange program. The number of shares of Common Stock subject to the new options will be equal to one-third of the shares subject to the options tendered and accepted by the Company for cancellation pursuant to the exchange program. The new options will be issued under the 2003 Incentive Plan. The Company estimates that, as of March 7, 2003, holders of outstanding options to purchase approximately 180,000 shares of Common Stock would be eligible to participate in the stock option exchange program and that new options to purchase approximately 60,000 shares of Common Stock would be issued if all outstanding options eligible for the exchange program participate in the exchange program. All holders of outstanding options will be eligible to participate in the exchange program, excluding directors, executive officers, certain key employees and consultants. Options that are tendered for exchange, accepted and cancelled will not be reissued. WHEN CELLSTAR BEGINS THE STOCK OPTION EXCHANGE PROGRAM, IT WILL FILE A TENDER OFFER STATEMENT AND OTHER RELATED DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. ELIGIBLE HOLDERS OF OUTSTANDING OPTIONS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. OPTIONHOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS, WHEN THEY ARE AVAILABLE, FROM CELLSTAR OR AT WWW.SEC.GOV.

If the proposed CellStar Asia Transaction, which is the subject of Proposal III of this Proxy Statement, is approved by the Company’s stockholders and completed, options granted under the 1993 Plan to employees of those subsidiaries that are included in the Greater China Operations will terminate, and those employees will have 30 days from such termination to exercise any vested options. Many of those options will be ineligible for the exchange program and have exercise prices that are significantly higher than the current market price of the Common Stock, and consequently are not expected to be exercised. Therefore, the Company estimates that options to purchase an aggregate of approximately 600,000 shares subject to those options will be cancelled. The Company will not reissue any options that are so cancelled.